GenTech Holdings, Inc.

July 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	GenTech Holdings, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment No. 2 & 3

Filed June 19, 2020 and July 17, 2020

File No. 024-11055

Ladies and Gentlemen:

Gentech Holdings, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Post Qualification Amendment No. 3 to the Offering Statement on Form 1-A (“Amendment No. 3”) relating to the issuance by the Company of up to 2,000,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated July 2, 2020 and oral communications regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on June 19, 2020 and July 17, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Post-Offering Statement on Form 1-A

Cover Page

1.	We note you are offering14.5 billion shares of common stock but your amended Articles of Incorporation indicate that the number of authorized shares of common stock is 5 billion. Please advise or ensure that you are not offering shares that exceed the number of authorized shares.

We have added appropriate disclosures regarding the limitations of our authorized shares and have corrected throughout. In addition, we have included the articles of amendment increasing the authorized common stock to 10,000,000,000.

Note 9. Subsequent Events, page F-15

2.	Please tell us how you considered Rule 8-04 and 8-05 of Regulation S-X in evaluating the significance of the Sinister Labs LLC acquisition and whether you are required to include audited financial statement and pro forma information in your POS. As part of your response, provide us with the results of your significance test. Refer also to Part F/S (b)(7)(iii) of Regulation A.

We have added both the financial statements and the pro formas for Sinister Labs, LLC

Oral Comments

Per oral communication we have also added an additional signature line. Other oral communications have been addressed above.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ David Lovatt
David Lovatt, CEO
GenTech Holdings, Inc.

cc: William Eilers, Esq.

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